November 8, 2004

MAIL STOP 0511

Arthur Spector
Chairman of the Board, Chief Executive Officer and President
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

Re:	Millstream II Acquisition Corporation
		Registration Statement on Form S-1
		File No. 333-119937
Filed	October 25, 2004

Dear Mr. Spector:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, or the requirements of the Form. For this reason, we will not perform a detailed examination of the prospectus and will not issue comments until these material deficiencies, indicated below, are addressed.

We note that if you are unable to effect a business combination and are forced to distribute the money in your trust fund to your public stockholders, you will remain as an existing entity that will continue to search for a target business with which to complete a business combination. Your only assets following the distribution of the trust funds will be whatever cash you were holding out of the trust account, which is expected to be minimal. We also note that in connection with your distribution of the trust fund, the shares of common stock sold in this offering will be cancelled but the warrants will remain outstanding. Because your assets will be minimal after distribution of the trust funds, you appear to be offering a penny stock as defined by Rule 3a51-1 under the Exchange Act. Therefore, it appears that your offering is subject to Rule 419 of Regulation C of the Securities Act. Please revise your registration statement to comply with Rule 419 or advise supplementally as to why the rule is not applicable.

	As long as it remains in its present form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.



Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. Feel free to call Thomas Kluck at (202) 824-5262 with any questions. We look forward to working with you to address these concerns.

Sincerely,


John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881

Millstream II Acquisition Corporation
November 8, 2004
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